FOIA CONFIDENTIAL TREATMENT REQUEST
CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR.
July 23, 2021
IsoPlexis Corporation
Registration Statement on Form S-1
File No. 333-258046
CIK No. 0001615055
Rule 83 Confidential Treatment Request by IsoPlexis Corporation
Dear Mmes. Park and Westbrook:
On behalf of IsoPlexis Corporation (the “Company”), in response to comment 12 contained in the letter received from the staff (the “Staff”) of the Securities and Exchange Commission the (“SEC”), dated June 10, 2021, relating to the draft Registration Statement on Form S-1 confidentially submitted by the Company on May 13, 2021, as amended by the confidential submission on July 2, 2021, and to the above referenced Registration Statement on Form S-1 filed on July 20, 2021 (the “Registration Statement”), we submit this supplemental response letter.

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the SEC’s Rules on Information and Requests, 17 C.F.R. § 200.83. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

CONFIDENTIAL TREATMENT REQUESTED BY ISOPLEXIS CORPORATION UNDER SEC RULE 83

For the Staff’s convenience, we have included the applicable heading and the relevant portion of prior comment 12 from the Staff in bold type below, followed by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates
Share-Based Compensation
12. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. Please also explain how you considered recent preferred stock issuances in your valuation of common stock. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.
Preliminary IPO Price Range
The Company advises the Staff that the Company currently expects a price range of approximately $[***] to $[***] per share of common stock (the “Preliminary Price Range”) for the initial public offering (the “IPO”) of the shares of common stock (the “Common Stock”) of the Company. The Preliminary Price Range is based, in part, upon the Company’s future prospects and those of the Company’s industry in general, the Company’s sales and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market price of securities, and certain financial and operating information of companies engaged in activities similar to the Company’s, as well as input received from Morgan Stanley & Co. LLC, Cowen and Company, LLC, Evercore Group, L.L.C., and SVB Leerink LLC, the representatives (the “Representatives”) of the underwriters for the IPO.

The Company notes, as is typical in IPOs, the Preliminary Price Range for the IPO was not derived using a formal determination of fair value but was determined by discussions between the Company and the Representatives based on an assessment of the foregoing factors. Prior to July 2021, the Company and the Representatives had not had any specific discussions regarding the Preliminary Price Range. The Preliminary Price Range also does not reflect the stock split that the Company expects to effect prior to the IPO; however, the Company would not expect any such stock split to impact the Preliminary Price Range in any manner other than to decrease it in proportion to the stock split itself.

The parameters of the bona fide price range to be included in the Registration Statement at the time of the commencement of the Company’s road show will be subject to then-current market conditions, including the then-current volatility of the securities markets, continuing discussions with the Representatives and material business developments impacting the Company. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04. The Company believes that the foregoing indicative price range will not be subject to significant change.

CONFIDENTIAL TREATMENT REQUESTED BY ISOPLEXIS CORPORATION UNDER SEC RULE 83

Determining the Fair Value of Common Stock Prior to the IPO
As there has been no public market for the Common Stock to date, the estimated fair value of the Common Stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant, with input from management, considering the Company’s most recently available third-party valuations of the Common Stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.

The third-party valuations that the Board considered in making its determinations of fair value were prepared in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”). Each of these valuations were prepared using one or more of the following methods, as described in more detail below:

•Option Pricing Method (“OPM”). This method used market approaches to estimate the Company’s enterprise value. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preferences at the time of a liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

•Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

•Hybrid Method. The Hybrid Method is a hybrid between the PWERM and the OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios.

In addition to considering the results of these third-party valuations, the Board considered both objective and subjective factors, including:

•the prices at which the Company sold its redeemable convertible preferred stock and the superior rights and preferences of the redeemable convertible preferred stock relative to the Common Stock at the time of each grant;

•the progress of the Company’s research and development;

•the Company’s stage of development and business strategy;

CONFIDENTIAL TREATMENT REQUESTED BY ISOPLEXIS CORPORATION UNDER SEC RULE 83

•the external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•the Company’s financial position, including cash on hand and its historical and forecasted performance and operating results;

•the lack of an active public market for the Common Stock and its redeemable convertible preferred stock; and

•the likelihood of achieving a liquidity event, such as an IPO or a sale of the Company in light of prevailing market conditions.

Summary of Recent Share-Based Awards
The following table summarizes the share-based awards granted by the Company in the form of stock options from January 1, 2020 through the date of this letter, along with the corresponding exercise price for each option grant, the fair value per share of the Common Stock on each grant date, which the Company utilized to calculate stock-based compensation expense, and the per share estimated fair value of each award.

Grant Date	Number of Common Shares	Exercise Price of Award per Share	Fair Value of Common Stock per Share on Grant Date	Per Share Estimated Fair Value of Award(1)
March 10, 2020	8,000	$8.22	$8.22	$4.07
April 6, 2020	600	$8.22	$8.22	$4.07
April 15, 2020	85,000	$8.22	$8.22	$4.07
June 10, 2020	14,150	$8.22	$12.00	$7.08
September 2, 2020	8,200	$8.22	$12.00	$7.08
February 15, 2021	46,700	$14.64	$31.68	$21.88
March 12, 2021	2,025	$14.64	$39.41	$29.21
April 21, 2021	5,000	$14.64	$39.41	$29.21
June 8, 2021	152,875	$38.48	$85.73	$61.94
(1)The per share estimated fair value of award reflects the fair value of options estimated at the date of grant using the Black-Scholes option-price model.

CONFIDENTIAL TREATMENT REQUESTED BY ISOPLEXIS CORPORATION UNDER SEC RULE 83

Summary of Valuation Reports
December 1, 2019
The fair value of the Common Stock of $8.22 per share at December 1, 2019 was determined by the Board with the assistance of an independent third-party valuation firm (the “December 2019 Valuation”). The December 2019 Valuation was used to support the fair value of the Common Stock with respect to options granted on March 10, 2020, April 6, 2020, and April 15, 2020, along with other factors determined by the Board to be relevant at the time of each such grant of options. The December 2019 Valuation utilized the OPM “backsolve” method to estimate the Company’s equity value based on the Company’s Series C-2 redeemable convertible preferred stock financing, which the Company closed on December 23, 2019 at a price of $48.5231 per share. It was determined that the price of the Company’s Series C-2 redeemable convertible preferred stock, issued on December 23, 2019, was a reasonable indication of the Company’s equity value as the issuance was considered to be an arm’s length transaction negotiated by sophisticated existing and new investors with fairly negotiated terms. This equity value was then allocated using the OPM to the Company’s then outstanding securities based on their liquidation preferences and other rights. The independent third-party valuation firm then used an estimated volatility of [***] and an expected time to liquidity event of [***] years and applied a [***] discount for lack of marketability due to the Company being privately held. Between December 1, 2019 and April 15, 2020, the Company continued to operate its business in the ordinary course and there were no significant changes in the Company’s financial position or commercial prospects that would have caused a change in fair value or warranted an updated independent third-party valuation. In addition, during such period there were no events that caused the Company to believe there had been any change to the previously estimated expected time to a liquidity event.

The fair value of the Common Stock used to determine compensation expense on the June 10, 2020 and September 2, 2020 option grants was estimated at $12.00 per share, determined by the Board by considering a blend of the fair value of the Common Stock pursuant to the December 2019 Valuation and the Company’s December 2020 Valuation (as defined below), along with other factors determined by the Board to be relevant at the time of each such grant of options.

December 1, 2020
The fair value of the Common Stock of $18.80 per share at December 1, 2020 was determined by the Board with the assistance of an independent third-party valuation firm (the “December 2020 Valuation”). The December 2020 Valuation was used to support the fair value of the Common Stock with respect to options granted on February 15, 2021, which used an interpolation of values from the December 2020 Valuation and the March 2021 Valuation (as defined below), along with other factors determined by the Board to be relevant at the time of each such grant of options, to arrive at a fair value of $31.68 per share. The December 2020 Valuation utilized the Hybrid Method to estimate the Company’s equity value by considering two scenarios: (1) an IPO scenario and (2) a remain private scenario. The remain private scenario utilized the OPM “backsolve” method to estimate the Company’s equity value based on the Company’s Series D redeemable convertible preferred stock financing, which closed on December 30, 2020 at a price of $76.92 per share. It was determined that the price of the

CONFIDENTIAL TREATMENT REQUESTED BY ISOPLEXIS CORPORATION UNDER SEC RULE 83

Company’s Series D redeemable convertible preferred stock, issued on December 30, 2020, was a reasonable indication of the Company’s equity value as the issuance was considered to be an arm’s length transaction negotiated by sophisticated existing and new investors with fairly negotiated terms. Using the PWERM, the independent third-party valuation firm then considered an IPO scenario and used an expected time to liquidity of three years as of December 1, 2020. In addition, a [***] discount was applied for lack of marketability due to the Company being privately held. The exit value of the Company in the IPO scenario was estimated to be $[***]. In the remain private scenario, the independent third-party valuation firm used an estimated volatility of [***] and an expected time to liquidity event of three years and applied a [***] discount for lack of marketability due to the Company being privately held. The equity value of the Company in the remain private scenario was estimated to be $[***]. The Hybrid Method assumed the likelihood of the IPO scenario at [***] and the remain private scenario at [***]. The resulting fair value of the Common Stock was $18.80 per share at December 1, 2020.

March 31, 2021
The fair value of the Common Stock of $39.41 per share at March 31, 2020 was determined by the Board with the assistance of an independent third-party valuation firm (the “March 2021 Valuation”). The March 2021 Valuation was used to support the fair value of the Common Stock with respect to options granted on March 12, 2021 and April 21, 2021, along with other factors determined by the Board to be relevant at the time of each such grant of options. The March 2021 Valuation utilized the Hybrid Method to estimate the Company’s equity value by considering two scenarios: (1) an IPO scenario and (2) a remain private scenario. The valuation for the remain private scenario utilized the OPM “backsolve” method to estimate the Company’s equity value based on the Company’s Series D redeemable convertible preferred stock financing, which closed on December 30, 2020, at a price of $76.92 per share. It was determined that the price of the Company’s Series D redeemable convertible preferred stock, issued on December 30, 2020, was a reasonable indication of the Company’s equity value as the issuance was considered to be an arm’s length transaction negotiated by sophisticated existing and new investors with fairly negotiated terms. Using the PWERM, the independent third-party valuation firm then considered three IPO scenarios and estimated the time to liquidity to occur within a period of time ranging from [***] to [***] year from March 31, 2021. A discount for lack of marketability was applied ranging from [***] to [***], due to the Company being privately held. The exit value of the Company at the various expected exit dates in the IPO scenarios was estimated to be $[***]. In the remain private scenario, the independent third-party valuation firm used an estimated volatility of [***], an expected time to liquidity event of [***] and applied a [***] discount for lack of marketability due to the Company being privately held. The equity value of the Company in the remain private scenario was estimated to be $[***]. The Hybrid Method assumed the likelihood of the IPO scenarios at [***] and the remain private scenario at [***]. The IPO scenarios were weighted at [***] due to the uncertainty as to if and when the Company would initiate or complete an IPO. Following the closing of the Company’s Series D redeemable convertible preferred stock financing in December 2020, the Company’s management began to engage in discussions with its existing investors and investment banks regarding the possibility of an IPO. However, as of March 31, 2021, the Company had not formally begun the process for a potential IPO. While a preliminary organizational meeting had been scheduled, the Company had not yet held the organizational meeting, had not conducted any reverse due diligence and had not begun any drafting of the Registration Statement or any

CONFIDENTIAL TREATMENT REQUESTED BY ISOPLEXIS CORPORATION UNDER SEC RULE 83

related documents. The resulting fair value of the Common Stock was $39.41 per share at March 31, 2021.
The increase in fair value of the Common Stock from the December 1, 2020 valuation to the March 31, 2021 valuation was driven principally by the increase in probability of an assumed IPO. Though the IPO scenario was only weighted at [***], the probability increased from [***] as of December 1, 2020 because, as discussed above, following the closing of the Company’s Series D redeemable convertible preferred stock financing on December 30, 2020, the Company’s management had begun to engage in discussions regarding the possibility of an IPO (and these discussions were not taken into account in the December 2020 Valuation). The increase in fair value of the Common Stock during such period is further supported by a number of other factors, including:

•Continued demand for the Company’s instruments as demonstrated by 18 instrument sales during the three months ended March 31, 2021;

•An increase in consumables sales on the Company’s larger installed base during the three months ended March 31, 2021 as compared to the prior three month period;

•The Company’s stronger balance sheet and improved liquidity position as of the March 31, 2021 valuation date, as a result of, among other things, (i) the closing of the Company’s Series D redeemable convertible preferred stock financing, which resulted in gross cash proceeds of approximately $85.0 million, and (ii) the Company’s entry into its credit agreement on December 30, 2020 and its borrowing of $25.0 million thereunder on December 30, 2020; and

•The growth of the Company’s commercial team during such period.

June 30, 2021
The fair value of the Common Stock of $85.73 per share at June 30, 2021 was determined by the Board with the assistance of an independent third-party valuation firm (the “June 2021 Valuation”). The June 2021 Valuation utilized the Hybrid Method to estimate the Company’s equity value by considering two scenarios: (1) an IPO scenario and (2) a remain private scenario. The valuation utilized the OPM “backsolve” method to estimate the Company’s equity value based on the Company’s Series D redeemable convertible preferred stock financing, which closed on December 30, 2020, at a price of $76.92 per share. It was determined that the price of the Company’s Series D redeemable convertible preferred stock, issued on December 30, 2020, was a reasonable indication of the Company’s equity value as the issuance was considered to be an arm’s length transaction negotiated by sophisticated existing and new investors with fairly negotiated terms. The independent third-party valuation firm considered two IPO scenarios and estimated the time to liquidity to occur within a period of time ranging from [***] to [***] from June 30, 2021. A discount for lack of marketability was applied ranging from [***] to [***], due to the Company being privately held. The exit value of the Company at the various expected exit dates in the IPO scenario was estimated to be $[***] (assuming an [***] exit date) and $[***] (assuming a [***] exit date). In the remain private scenario, the independent third-party valuation firm used an estimated volatility of [***], an

CONFIDENTIAL TREATMENT REQUESTED BY ISOPLEXIS CORPORATION UNDER SEC RULE 83

expected time to liquidity event of [***] and applied a [***] discount for lack of marketability due to the Company being privately held. The equity value of the Company in the remain private scenario was estimated to be $[***]. The Hybrid Method assumed the likelihood of the IPO scenarios at [***] and the remain private scenario at [***]. The resulting fair value of the Common Stock was $85.73 per share at June 30, 2021.

The increase in fair value of the Common Stock from the March 31, 2021 valuation to the June 30, 2021 valuation was driven principally by the increase in probability of an assumed IPO. On April 2, 2021, the Company held an organizational meeting to formally commence the process for a potential IPO, which significantly elevated the Company’s commitment to pursuing an IPO. For example, during the six weeks following the organizational meeting, the Company, the Representatives and their respective counsel conducted numerous drafting sessions to prepare the Company’s initial draft registration statement and the Company ultimately filed such draft registration statement on May 13, 2021. During this period, the Company also responded to the Representatives’ due diligence requests and participated in due diligence calls and progressed various other ancillary IPO workstreams. The increase in fair value of the Common Stock during such period is further supported by a number of other factors, including:

•The launch of the Company’s IsoSpark instrument at the end of March 2021;
•An increase in demand for the Company’s instruments as demonstrated by 21 instrument sales during the three months ended June 30, 2021, an increase over the prior three month period;

•An increase in consumable sales on the Company’s larger installed base during the three months ended June 30, 2021 as compared to the prior three month period;

•The Company’s acquisition of a collection of patents for $20.0 million in May 2021, which the Company believes will enable integration of its existing proprietary proteomics technologies with new proprietary sequencing-based technologies; and

•The growth of the Company’s commercial team during such period.

Comparison of Recent Valuations of the Fair Value of Common Stock and the Midpoint of the Preliminary Price Range
The Company believes that the difference in the value reflected between the recent valuations of the fair value of the Common Stock and the Preliminary Price Range is the result of the following key factors, among others:

•Each series of the Company’s currently outstanding redeemable convertible preferred stock currently has superior economic rights and preferences over the Common Stock, including (i) the right to receive cumulative annual dividends, which accrue whether declared or not, prior to any dividends declared or paid on any shares of the Common Stock, (ii) liquidation

CONFIDENTIAL TREATMENT REQUESTED BY ISOPLEXIS CORPORATION UNDER SEC RULE 83

payments in preference to holders of the Common Stock and (iii) veto voting rights with respect to certain actions. The Preliminary Price Range assumes the conversion of all of the Company’s redeemable convertible preferred stock into shares of Common Stock concurrently with the consummation of the IPO, eliminating the superior rights and preferences of its redeemable convertible preferred stock as compared to the Common Stock.

•The December 2020 Valuation estimated the exit value of the Company in an IPO scenario of $[***], with an expected per share value of Common Stock of $[***] per share as compared to the Preliminary Price Range of $[***] to $[***] per share. The subsequent increases in the assumed exit value under the IPO scenario is the result of, among other things, the Company’s discussions with investment bankers and ongoing meetings and feedback on valuation, none of which had substantively begun as of December 2020. In addition, as the probability of a successful IPO increases, the punitive nature of the Company’s redeemable convertible preferred stock over the Common Stock becomes less severe as the IPO scenario becomes more likely and which places an equal value on a share of preferred stock and common stock due to an assumed conversion of preferred to common, causing a significant impact on the valuation of the Common Stock beyond the overall increase in enterprise value.
•There are differences in the valuation methodologies, assumptions and inputs used by the Representatives in their valuation analysis discussed with the Company compared to the valuation methodologies, assumptions and inputs used in the valuations considered previously. This includes that the Preliminary Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a scenario where the Company remained a privately-held company. As indicated above, due to the superior economic rights and preferences the redeemable convertible preferred stock has over the Common Stock, consideration of any scenario other than a successful IPO will result in a fair value of the Common Stock below the Preliminary Price Range. The Company believes that given the significant uncertainties associated with completion of an IPO, including market conditions outside of the Company’s control, it is appropriate to weight non-IPO scenarios as the Company has done in its recent valuations of the fair value of the Common Stock.

•An increased probability of consummating the IPO since the last valuation of the Common Stock as of June 30, 2021, based on the Company’s public filing of its Registration Statement on July 20, 2021. In June and July 2021, the Company also held “testing-the-waters” meetings, at which the Company received positive feedback from potential investors.

•The successful completion of an IPO would provide the Company with (i) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash, (ii) ready access to the equity and debt markets for public companies, (iii) a “currency” with which to hire and retain talent and (iv) a

CONFIDENTIAL TREATMENT REQUESTED BY ISOPLEXIS CORPORATION UNDER SEC RULE 83

strengthened brand recognition in the marketplace. These anticipated improvements in the Company’s financial position are expected to have a beneficial effect on the Company’s business and operations and, as a result, they influenced the Preliminary Price Range.

•The Preliminary Price Range represents a future price for the Common Stock, if issued in the IPO, which would be immediately freely tradable in a public market, whereas the estimated fair value of the Common Stock based on the June 2021 Valuation represents an estimate of the fair value of the shares that were then illiquid and might never become liquid at least until the expiration of the customary 180-day lock-up period following an initial public offering.
Conclusion
The Company respectfully submits that the fair values of Common Stock as determined by the Board, as set forth above, which have been used as the basis for determining the share-based compensation in connection with grants of shares of Common Stock and stock options, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

*    *    *

CONFIDENTIAL TREATMENT REQUESTED BY ISOPLEXIS CORPORATION UNDER SEC RULE 83

Should you have any questions or comments with respect to the Registration Statement or this letter, please contact Matthew G. Jones at 212-474-1298.

Sincerely,
/s/ Matthew G. Jones
Matthew G. Jones
VIA EDGAR
Copy to:
Sean Mackay, Chief Executive Officer
IsoPlexis Corporation
35 NE Industrial Rd
Branford, CT 06405
VIA E-MAIL

CONFIDENTIAL TREATMENT REQUESTED BY ISOPLEXIS CORPORATION UNDER SEC RULE 83